Mail Stop 3561

August 1, 2007

Mr. Robert N. Fried, CEO
Ideation Acquisition Corp.
100 North Crescent Drive
Beverly Hills, California 90210

> Re: **Ideation Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed on June 29, 2007**
> **File No. 333-144218**

Dear Mr. Fried:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

2. Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

3.   Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the company's incorporation. Also, please disclose if the company's principals or special advisors have had direct or indirect contact with any potential acquisition candidates in anticipation of the company's incorporation.

4.   We note that the company intends to focus its search in the digital media sector, which is defined in the Summary, page 1, as "companies that create, distribute or service others that create or distribute content for various platforms, including online, mobile, television, cable, satellite, radio, print, film, video games and software." Please provide a more thorough definition of the digital media sector or industry. Also, please distinguish the digital media industry from "traditional and new media," as described on page 44. For example, please clarify if the digital media sector includes traditional media companies, such as television, cable, print, or film companies, or is it defined as consisting of companies that offer digital services to such companies.

5.   We note the disclosure on pages 28 and 80 regarding the determination of the offering price and terms of the units. Please tell us the factors you considered in determining to value this offering at $80,000,000 ($92,000,000 if the underwriters' over-allotment option is exercised in full). Please also tell us the factors you considered when determining that you might need $78,345,000 ($89,865,000 if the underwriters' over-allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount was an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

6.   We note that the company's special advisors are affiliated with various private equity funds, investment companies, or holding companies, some of which specialize in the media, software, or technology sectors. In addition to the special advisors, please identify any private equity funds, investment companies, or holding companies affiliated with the company's officers or directors. Please clearly discuss in appropriate places in the registration statement whether Ideation Acquisition Corp. may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these affiliated funds or companies. Please discuss in detail any consideration that the company, officers, directors, or special advisors have given to entering into a business combination with companies affiliated with the company's existing stockholders, officers, directors, or special advisors.

7.   We note the company's efforts in identifying a prospective target will not be limited to a particular industry. In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry

focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its digital media sector expertise. Explain how this criterion differs from those used to evaluate digital media sector businesses.

In addition, we note your disclosure in the summary, and similar disclosure elsewhere, regarding your belief that "that there are numerous attractive acquisition opportunities in the digital media sector …." Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you may acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

8.   Given that the Unit Purchase Option (UPO) and the units underlying the UPO are included in the offering, the offer and sale of these securities will be registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time the UPO and the underlying units are exercised. In light of this fact, please tell us how you plan to account for the UPO upon issuance and also tell us how you have evaluated EITF 00-19, specifically paragraphs 14-18, and paragraph 11(a) of SFAS 133 in reaching your conclusions. Please revise the Capitalization table, applicable risk factors, notes to the financial statements, etc., to disclose your accounting and classification regarding the UPO.

9.   We note that the certain officers, directors, and initial stockholders have agreed to indemnify the trust against claims of various vendors. Please state whether any potential claims would not be covered by the indemnification. In addition, please clarify throughout the document, as appropriate, the obligation of the company to bring a claim against these officers, directors, and initial stockholders to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

10.   In an appropriate section of the registration statement, please discuss the logistics of any acquisition in light of the 30% conversion threshold given the 80% threshold for the value of any business interests you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in standard SPAC transactions.

Summary, page 1

11.   Please discuss whether the company could search for and enter into a business combination with a company located outside the U.S.

12.   Please identify the management team's "extensive network of relationships" in the summary and other relevant portions of the registration statement. Specifically identify any affiliates of management or significant shareholders that will play a role in finding targets for business combinations.

The Offering, page 2

Warrants to be sold to initial stockholders through private placement, page 3

13.   Please identify the initial stockholders that have agreed to purchase the insider warrants. Also, please describe who are "permitted transferees" of the insider warrants. See also pages 73-75. Provide the legal basis and analysis by which such transfers can take place consistent with federal and state securities laws.

Redemption, page 4

14.   Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter's option. If such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

15.   We note the disclosure on page 5 that "the holders of the insider warrants would still be entitled to exercise such warrants on a cashless basis." Please explain whether the insider warrants could be exercised on a cashless basis only after a notice of redemption.

Limited Payment to Insiders, page 6

16.   We note the disclosure on page six that, "There will be no fees or other cash payments to our initial stockholders, officers, directors or their affiliates prior to, or for any services they render in order to effectuate, the consummation of a business combination … other than …" and the list of expenses then follows. However, it appears that the potential finder's or success fee that could be paid to Ladenburg Thalmann & Co., an affiliate of Dr. Frost, as disclosed on page 35, is excluded. Please revise or advise. Also disclose whether this statement includes the special advisors.

17.   You disclose that you will not pay any fee or other cash payment to your insiders in connection with your activities leading up to, and including, your business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation – such as stock, options, etc.

Amended and Restated Certificate of Incorporation, page 7

18.   You state on page seven that you will only consummate a transaction if shareholders vote both in favor of a transaction and in favor of your amendment to provide for perpetual existence. As you indicate on page seven that the vote to amend your certificate of incorporation would require the majority of your shares outstanding, it appears that consummation of a transaction would require such a vote. However, you state on page eight under "Stockholders must approve business combination" that you will proceed with a business combination only if it is approved by a majority of the common stock voted. Please revise to reconcile the apparent inconsistency or advise.

Conversion rights for stockholders voting to reject a business combination, page 8

19.   Please clarify here and in the "Conversion Rights" section on pages 52-53 the specific procedures for shareholders wishing to convert their shares. For example, explain what steps shareholders will be required to take before and after a meeting to vote on a proposed transaction, including whether you will require shareholders to tender their shares prior to the shareholder meeting.

Liquidation if No Business Combination, page 9

20.   Please discuss: (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) what debts, costs and expenses that will not be covered by the indemnity to be provided by the management stockholders.

Risk Factors, page 14

21.   In the first risk factor on page 15, the company notes that if the net proceeds of the offering outside the trust are insufficient for the company to operate, it may be unable to complete a business combination within the next 24 months. Specifically, it may be required to place a deposit, or multiple deposits, that may deplete its available funds. Please describe the company's procedure in authorizing significant expenditures such as a deposit or letter of intent subjecting the company to a large forfeiture payment. Is the audit committee required to approve such payments or potential payments as described on page 64? See also page 21.

22.   In the first risk factor on page 16, please qualify the language that "our securities will be listed on the American Stock Exchange …." (emphasis added).

23.   Please revise the risk factor on page 16 under the subheading "Because there are numerous companies …," to include comparison figures for blank check companies with a focus on the digital media sector.

24.   We note your disclosure in Financial Statement Note 3 – Proposed Public Offering that "in no event will the Company be required to net cash settle the warrant exercise," please revise the risk factor on page 18 to disclose this information regarding net cash settlement of the warrants.

25.   Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk that a purchaser may pay the full unit purchase price solely for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

26.   Since the company may call the warrants, there appears to be a risk that the company could do so prior to the availability of an effective registration statement and purchasers would have no opportunity to exercise their warrants. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

Use of Proceeds, page 34

27.   Please describe in more detail the use of the funds reserved for working capital.

28.   In regards to the monthly fee of $7,500 discussed on page 25, please clarify the factors considered—and individuals involved—in determining that $7,500 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services, and their costs will be shared with other companies.

29.   We note the statement that, "No compensation of any kind, including finder's, consulting or similar fees, will be paid to any of our initial stockholders, officers or directors, or any of their affiliates …." Please revise to disclose whether this statement includes the special advisors.

30.   Please discuss all possible use of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finders' fees could be paid from the proceeds held in trust upon the release of the funds to the company, particularly if the funds not held in trust and from interest earned on the trust were insufficient to cover all operating expenses and fees. Also revise the MD&A section accordingly.

Proposed Business, page 44

31.   IVAX Corporation's 50 acquisitions and divestitures are mentioned several times as a favorable factor in evaluating the company's management. Did any of these transactions occur in the digital media sector, or were they solely related to the health care industry? Please clarify.

32.   Please identify the source of your digital media sector statistics mentioned throughout the business section. For example, statistics referencing Strategy Analytics and IDC are mentioned on page 44. Please cite the specific report(s), author(s), and date(s) of publication.

33.   On page 47, the Frost Group made a number of investments in development stage technology companies. Please confirm if these companies would or would not fall within the digital media sector.

Effecting a Business Combination, page 47

We Have Not Identified a Target Business, page 48

34.   We note the statement that, "None of our officers, directors, promoters and other affiliates has engaged in discussions on our behalf … regarding the possibility of a potential merger …." Please revise to disclose whether this statement includes the special advisors and any affiliates of officers, directors, promoters or special advisors.

Sources of Target Businesses, page 48

35.   On pages 48-49, the company states it may use third party finders and pay a finder's fee to locate potential businesses. Please disclose when and why the company would use a finder and how it would calculate a reasonable fee. Please also disclose why the company would need the use of finders when its management expertise includes industry contacts and expertise in locating attractive business opportunities.

36.   We note that you will not pay any of your existing officers, directors, stockholders, or affiliates any finder's fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

37.   We note the disclosure on page 49 that, "Except as described below, in no event will any of our existing officers, directors, or stockholders, or any entity with which they are affiliated, be paid any finder's fee …." Please revise the disclosure to clearly include the possible finder's fee that could be paid to Ladenburg Thalmann.

38.   Please explain Ladenburg Thalmann & Co.'s affiliation with Dr. Frost, the nature of the firm, and what agreements does the company have, or anticipates it will have, with the firm. Any proposed finder's fee should be disclosed, along with a description of the services the

firm will render to the company. Any discussions or arrangements that the company has had with Ladenburg Thalmann and its associates, regarding the search for a target or the payment of a finder's fee, should be fully addressed in the prospectus. Clearly disclose how Dr. Frost's activities in finding a target as Chairman of the board will be separate from his similar activities with Ladenburg Thalmann. Please disclose whether or not a fairness opinion is required for the reasonableness of Ladenburg Thalmann's potential finder's fee. Also include disclosure on page 64 whether the audit committee will review the arrangement and related fees. In addition, please revise the risk factors section to address any possible conflicts of interest that the arrangement may have upon the company's officers and directors' search in finding a target or recommendation of a target and how this arrangement is different than most similar blank check offerings.

Limited Ability to Evaluate the Target Business' Management, page 51

39.   We note the disclosure on page 51 that "it is unlikely any [key personnel] will devote their full time efforts to our affairs subsequent to a business combination." Please clarify if this statement also means it is unlikely that any of the current directors, in addition to management, will remain on the board after the business combination.

Fair market value of target business, page 50

40.   It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Management, page 60

41.   The biographies of Phillip Frost, Rao Uppaluri, and Steven Rubin omit any references to The Frost Group. Please revise as applicable.

42.   The biography of Phillip Frost omits any reference to Ladenburg Thalmann & Co., Frost Gamma Investments Trust, Frost Gamma, L.P., Frost Gamma, Inc., and Frost Gamma-Nevada Corporation. Please revise as applicable.

43.   The biography of Robert N. Fried mentions that he founded Ideation Mobile Media, a mobile advertising company. Please disclose whether Ideation Acquisition Corp. is related or affiliated with Ideation Mobile Media.

44.   We note your page 62 disclosure that you will have several special advisors to the company. Please revise to clarify the role that these advisors will play at your company as well as what duties, if any, they will owe the company and its shareholders. Finally, please revise to clarify how the restrictive terms of your offering – such as those requiring initial shareholder to vote a certain way – will apply to these special advisors.

Executive Officer and Director Compensation, page 65

45. Please describe "review of reasonableness" performed by the audit committee for out-of-pocket expenses incurred by the management team during its search and due diligence of target businesses.

Conflict of Interests, page 66

46. We note the disclosure in the first bullet point on page 66. Please clarify how the officers and directors will allocate their time between the company and those entities in which they have pre-existing fiduciary obligations. See also page 22.

47. In the second bullet point on page 66, the company discloses that management may have conflicts of interests in determining which affiliated entity it will present a particular business opportunity. The last paragraph on page 66 notes that certain business opportunities must be presented to the company by its directors and officers, subject to any pre-existing fiduciary duties or contractual obligations they might have. Please identify all entities that directors and officers have any such pre-existing relationship with that could possibly compete with the company in acquiring a specific business. Please focus on each of their ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity. At a minimum, this disclosure should include an analysis of The Frost Group, Opko Health, Inc., Fried Films, and Myspace.com. The company may also determine that an analysis may be appropriate for Clarity Partners, L.P., Nautilus Trust dtd 9/10/99, and Medici Arts, B.V.

48. According to the third bullet point on page 66, officers and directors are free to become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if officers and directors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if officers and directors may become involved with blank check companies with a focus on the digital media sector prior the completion of the company's business combination. See also page 22.

49. Please disclose whether the company considers its special advisors as fiduciaries under Delaware Law. Also, if a target business is presented to the board by a special advisor, please clarify whether a fairness opinion would still be required.

50. Please clarify if management is, or will be, compensated, directly or indirectly, by any affiliated entity for services rendered to the company.

Principal Stockholders, page 68

51.   Please describe the ownership of Frost Gamma, L.P. One of two limited partners is mentioned, please identify the other.

52.   Please describe in more detail the allocation of the 2,400,000 initial stockholders' warrants. Specify identity of the proposed owners of the warrants and the amounts to be allocated.

53.   Please disclose if the special advisors will receive any of the initial stockholders' warrants. Also, please specify if the special advisors are eligible to exercise the warrants on a cashless basis as described on page 74.

54.   Please clarify whether a purchaser in a private sale of an initial shareholder's common stock would receive any portion of the liquidation proceeds in the event of a liquidation. Also, please state whether a purchaser would have conversion rights for purchased shares.

Description of Securities

Warrants, page 74

55.   Your description of the exercise of insider warrants on a "cashless basis" is somewhat confusing. A formulaic presentation might add clarity.

Financial Statements

Page F-1

56.   Your attention is directed to Rule 3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

Statement of Operations, page F-4

Loss per Share

57.   It appears that the computation of the company's loss per share should be based on the period from commencement of operations on June 1, 2007 through June 15, 2007. It is not clear why the calculation of the weighted average number of shares outstanding should include periods prior to issuance. See TPA 5500.03 and Appendix C of SFAS 128. Please revise.

Note 5 – Commitments and Contingencies, page F-11

58.   Please clarify whether the estimated volatility of 56.3% is the average of volatilities of similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories. Tell us whether you calculated volatility using daily historical prices or some other historical interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

Part II

Item 15. Recent Sale of Unregistered Securities

59.   Please specify the "entities affiliated with our officers, directors and special advisors …," along with their relationships with the appropriate individuals.

60.   Please disclose whether any of these affiliated entities are accredited investors. See Rule 501 of Regulation D. Please disclose if any of these entities were formed for the purpose of investing in Ideation Acquisition Corp. If yes, please disclose the number of investors in each entity and describe whether the investors are accredited under Rule 501.

Exhibits

61.   Please provide a current consent of the independent accountants in any amendment.

62.   Please file executed copies of agreements wherever possible. For example, please see exhibits 10.1 and 10.7.

63.   Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297, Ronald E. Alper at (202) 551-3329, or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233.

Sincerely,

John Reynolds
Assistant Director

cc: Bradley D Houser, Esq.
     Teddy D. Klinghoffer, Esq.
     Fax: (305) 374-5095